HomeBanc Corp.

Fourth Quarter 2006 Results and 2007 Strategic Overview
February 27, 2007



SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This presentation may include forward-looking statements within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, among others, statements regarding: the reduction in our deferred tax asset and our estimate of the amount of our net deferred tax asset that we may be able to realize; our ability to operate more efficiently in 2007 and future periods, including, without limitation, our ability to realize targeted cost reductions; the reduction in our professional sales development hires in 2007, as well as the increase in our hiring of experienced loan officers; market conditions in 2007; our 2007 targeted levels of mortgage loan origination volume, investment portfolio size and net interest income, servicing and other income, expenses and corporate overhead, dividends, taxes, amounts attributable to changes in accounting principle, net income, one-time costs and other amounts included in our 2007 model (and, in the case of each of the foregoing targets, the various components thereof); our current strategies enabling us to return our mortgage origination business to break-even or profitable operations on our targeted timeline; our laying the groundwork for growth and maintenance of book value in the long-term; expected savings from the restructuring of our field operations; our ability to maintain our high level customer service; the reduction in costs, and increase in productivity, of our SMAs, as well as our projected SMA costs and production in 2007; the replenishment of our investment portfolio with mortgage loans and mortgage loan-related assets; the growth in our servicing portfolio, and our ability to realize stable earnings from such growth; our continued ability to grow our business, including, without limitation, through geographic growth and the opening of new stores; new store openings in 2007, and the timing of operating those stores on a break-even and accretive basis; our establishment and annual run rate of our third party wholesale channel; our share repurchase program and the effects of that program, including, without limitation, that the program would be accretive to our book value; our consideration of a depository model; our consideration of opportunistic capital raises; our estimates regarding our book value and fair value per share, including without limitation, the calculations of such amounts based upon our estimates of fair value over net book equity in loans held for investment and our estimates of the fair value of, and our ability to take advantage of, our net operating loss carry-forwards in future periods; our net proceeds and liquidity resulting form the sale our MBS portfolio, including, without limitation, our anticipated uses of that liquidity; our intention not to operate our public company as a REIT beginning in 2007, as well as our ability to identify and pursue the most appropriate means of implementing this change in our operating model, including through changes in our corporate structure; and our guidance for 2007, including, without limitation, our mortgage loan origination volume for the first quarter of 2007, as well as for the entire year, the size of our average investment portfolio, our 2007 pre-tax loss prior to and after one-time costs, and our 2007 pre-tax net income prior to one-time costs.

Such forward-looking statements are based on information presently available to the Company's management and are subject to various risks and uncertainties, including, without limitation: the failure of our assumptions and estimates related to our valuation allowance on our deferred tax asset and our ability to realize the benefits or our net deferred tax assets, which assumptions and estimates are inherently subjective and subject to change; our inability to successfully implement the cost reduction measures and other streamlining and efficiency measures that we have identified, and our inability to effectively operate our business after taking such measures, including, without limitation, our targeted reductions in professional sales development hires; the continued deterioration of mortgage market conditions in 2007; the failure of our strategies and plans designed to improve the profitability of our mortgage origination business, including, without limitation, those strategies and plans related to improving the efficiency of the infrastructure, origination process and other aspects of our mortgage origination business, as well as those strategies and plans related to maintaining and increasing the level of our mortgage loan origination volume; the failure of our strategies and plans designed to position us to grow our business in future periods and to maintain and improve our book value in the long-term; our inability to effectively restructure our field operations, and to realize the anticipated benefits of that restructuring, including, without limitation, as a result of any increases in the salaries that we pay to our field employees and any the increase of any other costs associated with our field operations; our inability to continue to meet our high customer service standards, and to maintain positive customer relationships generally, including, without limitation, after implementing our cost reduction measures and other strategic plans; our inability to retain or purchase mortgage loans or mortgage loan-related assets to be held in our investment portfolio, including, without limitation, as a result of our need for liquidity, our inability to acquire and hold those assets on favorable terms, or otherwise; our inability to increase our servicing portfolio and servicing income, whether as a result of our inability to identify and acquire mortgage servicing rights on favorable terms, the inability of our technological systems or personnel to accommodate an increase in the volume of servicing, our inability to realize the level of fee income that we expect from such operations, or otherwise; our inability to successfully implement our strategy of reducing the costs related to our SMAs while increasing productivity; our inability to open new stores on a timely and effective basis, if at all, and to operate those stores on a profitable basis; our inability to open new stores in 2007, whether as a result of market conditions, the lack of qualified personnel to staff those stores on terms that are attractive to us, the financial performance and liquidity of our company, or otherwise; our inability to establish wholesale channel relationships with third parties on favorable terms, if at all, and our inability to leverage those relationships and operate our business to create wholesale channel growth, generally; our inability to adopt, implement or execute a share repurchase program on a timely and effective basis, if at all; failures in our assumptions underlying the value of our business and our common stock, and, accordingly, the anticipated accretive value of our proposed share repurchase program; our inability to apply the net proceeds from the sale of our MBS portfolio in the manner that we anticipate, whether as a result of market conditions, relationships with third parties, unanticipated uses of capital, or otherwise; risks related to our present intention to elect not to operate our public company as a REIT in 2007, including, without limitation, our ability to obtain all required approvals and consents, and pay all expenses, to implement this change in our operating model; our ability to achieve the benefits we anticipate from our election not to operate as a REIT in 2007; our ability to successfully apply our business strategy, including, without limitation, our recent changes to that strategy; our inability to identify and pursue other short- and long-term strategies, including, without limitation, changes in operating model – such as a depository model, and opportunistic capital raises; the failures of our assumptions and estimates related to our fair value and book value per share, including, without limitation, those relating to the estimated fair value over net book equity in loans held for investment, and those related to the estimated value of our net operating loss carry-forwards, and our ability to take advantage of those carryforwards; risks related to our ability to maintain investor confidence and market credibility as we revise our business strategy and operating model; risks related to recent changes in our executive management team; risks of changes in interest rates and the yield curve on our mortgage loan production, our product mix, our interest sensitive assets and liabilities, and our net interest margin; unanticipated changes in the market for mortgage loans, or the further deterioration of economic and real estate market conditions in our markets, generally and in particular in our Florida markets; mortgage loan prepayment assumptions and estimated lives of loans and the estimates used to value our mortgage servicing rights; interest rate risks and credit risks of customers; loan loss experience and the rate of loan charge-offs; risks inherent in originating mortgage loans; loss experience arising from alleged breaches of representations and warranties provided to buyers of mortgage loans sold; the failure of assumptions underlying the establishment of reserves for loan and contingency losses and other estimates including estimates about loan prepayment rates and the estimates used to value our mortgage servicing rights, and the estimates and assumptions utilized in our hedging strategy; risks in our ability to identify, retain, integrate and realize positive results from experienced loan officers; risks of maintaining securities held available for sale whose value must be marked to market in our periodic financial statements; risks inherent in the application of our accounting policies as described in the footnotes to financial statements included in our filings with the SEC; risks of maintaining securities held available for sale whose value must be marked to market in our periodic financial statements; pricing pressure that could negatively impact gain on sale relative to the amount of loans sold; and the other risks and factors described in the Company's SEC reports and filings, including, without limitation, under the captions "Special Cautionary Notice Regarding Forward-Looking Statements" and "Risk Factors."

You should not place undue reliance on forward-looking statements, since the statements speak only as of the date that they are made. The Company has no obligation and does not undertake to publicly update, revise or correct any of the forward-looking statements after the date of this presentation, or after the respective dates on which such statements otherwise are made, whether as a result of new information, future events or otherwise, except as may be required by law. This presentation should be read in conjunction with the Company's press release dated as of February 26, 2007, reporting 2006 fourth quarter and full year results and the Company's financial statements and the footnotes thereto filed with the SEC including, without limitation, the financial statements and footnotes set forth in the Company's Annual Report on Form 10-K for the period ended December 31, 2006, which we expect will be filed with the SEC by March 16, 2007.

Today's Discussion Topics

- Fourth quarter and full year 2006 results

- 2007 Strategic Overview
  - Efficiency / profitability
  - Growth
  - Capital

- 2007 Financial performance outlook

HOMEBANC CORP.

Q4 EARNINGS CALL

Q4 2006 Highlights

- Estimated REIT taxable income available to holders of common stock of $10.5 million, or $0.18 per share, for the three months ended December 31, 2006, compared to $17.6 million, or $0.31 per share, for the same period of 2005
- GAAP consolidated net loss attributable to holders of common stock of $10.7 million, or $0.19 per diluted share, for the three months ended December 31, 2006, compared to consolidated net income of $348,000, or $0.01 per diluted share, for the three months ended December 31, 2005
- Pre-tax GAAP consolidated net loss attributable to holders of common stock of $6.3 million, or $0.11 per share, of which $1.3 million, or $0.02 per share (pre-tax), was due to severance costs for the reduction in general and administrative headcount in October 2006
- Income tax expense of $4.4 million for the three months ended December 31, 2006 due to an increase in the valuation allowance previously established to reduce the deferred tax asset to an amount we currently believe is likely to be realized

HOMEBANC CORP.

Q4 2006 Highlights

- Total consolidated revenues of $28.7 million for the three months ended December 31, 2006, compared to $36.4 million for the fourth quarter of 2005
- Net gain on sale of mortgage loans during the period was $9.3 million, or 90 basis points ("bps"), based on loans sold of $1.0 billion for the three months ended December 31, 2006, compared to $7.8 million, or 101 bps, on $0.8 billion of loans sold for the same period of 2005
- Included in net gain on sale of mortgage loans during the fourth quarter of 2006, was the sale of $21.5 million of mortgage loans that were ineligible for normal investor delivery. Before giving effect to the loss of $1.7 million, or 18 bps, on the sale of these loans, net gain on sale was $11.0 million or 108 bps.
- Total expenses decreased by 16% to $33.8 million for the quarter ended December 31, 2006, from $40.2 million in the same period of 2005

Q4 2006 Operating Statistics

- Mortgage loan origination volume decreased 17% to $1.2 billion for the three months ended December 31, 2006 from $1.5 billion for the three months ended December 31, 2005
- Investment portfolio comprised of mortgage loans held for investment (net) and securities held to maturity and available for sale of $5.9 billion at December 31, 2006, compared to $5.6 billion at December 31, 2005
- Loan servicing portfolio increased 23% to $8.0 billion at December 31, 2006, compared to $6.5 billion at December 31, 2005

HOMEBANC CORP.

Q4 EARNINGS CALL

2006 Summary

- Full year 2006 total mortgage loan origination volume of $5.1 billion, a decline of 20% from $6.4 billion for 2005
- Estimated REIT taxable income increased 10% to $61.4 million for the year ended December 31, 2006, from $56.0 million for the same period of 2005
- GAAP consolidated net loss attributable to holders of common stock for the year ended December 31, 2006 improved 5% to $11.0 million, or $0.19 per share, compared to a net loss of $11.6 million, or $0.21 per share, for 2005
- Pre-tax loss improved $17.0 million from $23.5 million in 2005 to $6.4 million in 2006, which does not give effect of the impact of preferred dividends
- Total consolidated revenues increased $15.9 million, or 14%, to $132.8 million in 2006, compared to $116.9 million in 2005
- Total expenses for the year ended December 31, 2006 were flat compared to 2005
- Investment portfolio of mortgage loans held for investment (net) and securities held to maturity and available for sale of $5.9 billion at December 31, 2006
- Loan servicing portfolio of $8.0 billion at December 31, 2006

HOMEBANC CORP.

Q4 EARNINGS CALL

2007 Strategy Overview

Efficiency / Profitability

HMB

Growth

Capital

HOMEBANC CORP.

Efficiency/Profitability

Objectives:

- Reduce HMB cost structure by $29 million, or 21%, from 2006 to 2007

- Reduce fixed cost structure without sacrificing scalability

- Streamline field management structure to empower leaders to be more effective and cost efficient

- Downsize SMA marketing costs by 33%

- Achieve profitability in origination business (TRS) by 2007

- Rightsize corporate support and infrastructure to reflect restructured sales and operations platform

HOMEBANC CORP.

Efficiency
Sales Organization

- Streamline Sales Management Structure
  - Consolidate to fewer regions
  - Delayer/flatten leadership structure
- Restructure Sales Management Compensation
  - Emphasize performance based compensation
  - Reduce number of non-producing sales managers
- Balance LO Growth (Experienced vs. Professional Sales Development ("PSD"))
  - Reduce PSD target hires from 260 in 2006 to 150 in 2007
  - Increase experienced loan officer hires

- **Consolidate operations into fewer centralized locations**
  - Georgia consolidated from 10 to 5 loan processing locations
  - Florida consolidated from 9 to 7 loan processing locations
- **Absorb specialty lending into core operations**
  - Generic functions centralized
  - Specialty functions regionalized

	Full-Time Associates
December 31, 2005	334
December 31, 2006	254
As of February 2007	232



31% Reduction

Efficiency
Credit

- Refocus credit authority from dollar or geographic basis to risk basis

- Restructure underwriting organization to align risk levels to expertise

- Streamline credit decisioning

- Reduce underwriting costs by 20% from 2006 to 2007

Efficiency
Strategic Marketing Alliances

- Reduce SMA marketing costs to $10.0 million in 2007
  - Dollar cost reduction of 33%
- Maintain relatively flat volume of $2.1b in 2007

	2004 Results	2005 Results	2006 Results	2007 Targets
Volume ($ 000)	$1,603,448	$2,118,377	$2,101,550	$2,080,000
Marketing Costs ($ 000)	$15,759	$19,005	$15,000	$10,000
Cost to Acquire (bps)	98.3	89.7	71.4	48.1
Improvement in Cost to Acquire		9%	21%	33%

HOMEBANC CORP.

Efficiency
Corporate Overhead/Facilities

- Reduce Corporate infrastructure

    - Information Technology, Human Resources

- Optimize Professional Services expenditures

- Downsize real estate to reflect restructured field organization

HOMEBANC CORP.

Q4 EARNINGS CALL

Growth

Objectives:

- New Market Diversification
  - Nashville opening in April 2007
  - Target 2 additional locations by end of 2007
- Direct Lending – Customer Retention
  - Centralized call center-based lending unit
  - Focus on retention of existing customers
  - Marketing campaigns based on predictive modeling
  - Competitive position based on convenience, speed and price
- Channel Expansion
  - Establish 3rd party wholesale channel
    - Target annual run rate of $1.5 billion by 2008
    - Maintain select group of sellers
    - Offer focused product set

HOMEBANC CORP.

Q4 EARNINGS CALL

Growth
Wholesale Channel

- Replenish investment portfolio with high-quality, adjustable-rate loan assets versus lower-yielding MBS
- Grow HomeBanc's servicing portfolio to leverage infrastructure costs and to provide a stable earnings stream from servicing fees and other ancillary revenues
- Diversify footprint to mitigate geographic concentration; and raise brand awareness in future target markets



Acquire Whole Loans	→	➢ Replenish Portfolio ➢ Leverage Infrastructure ➢ Diversify Footprint	→	➢ Increase NIM ➢ Reduce Cost to Service ➢ Increase Servicing Income ➢ Mitigate Geographic Risk ➢ Expand Brand Awareness

HOMEBANC CORP.

Q4 EARNINGS CALL

Capital

Objectives:

- No Longer Operate Public Company as a REIT to Preserve Capital
  - New structure will eliminate drain on capital
- Restructure Investment Portfolio to Build up Liquidity
  - MBS – sale of $1.3 billion portfolio
- Share Repurchase Program – up to $16.5 million
  - Accretive returns at current stock price (trading at discount to adjusted book value)
- Diversify Capital Sources
  - Explore depository strategy
  - Opportunistic capital raises as needed

HOMEBANC CORP.

Q4 EARNINGS CALL

Capital

Book value per share of common stock at December 31, 2006	$ 3.91
Estimated fair value over net book equity in LHFI at December 31, 2006	1.00
Estimated incremental fair value of net operating loss carry-forwards at December 31, 2006	0.30
Total adjusted fair value / book value at December 31, 2006	$ 5.21

Total adjusted fair value/book value is a non-GAAP financial measure. The most comparable GAAP financial measure is book value per share of common stock. A reconciliation of total adjusted fair value/book value to book value per share of common stock is presented above. Management uses total adjusted fair value/book value as a means of approximating the true underlying value of the Company. Total adjusted fair value/book value should not be used in lieu of book value per share of common stock or any other GAAP financial measure.

HOMEBANC CORP.

2007 Financial Performance Outlook

- Volume

- Expenses

  - Efficiency

  - Growth / Investments

  - One-Time Costs

- Portfolio Restructuring

- 2007 Forecast

Q4 EARNINGS CALL

Volume

HomeBanc 2007 Volume Forecast

$ in billions	2006	2007
Purchase Volume Baseline	$ 4.0	$ 4.0
New Stores/Markets	--	0.1
Increase in Sales Force	--	0.1
Customer Retention	--	0.1
Subtotal Purchase Volume	4.0	4.3
Refinance Volume	1.1	1.2
Total HMB Volume	$ 5.1	$ 5.5

Industry Comparison

$ in billions	2005	2006	2007
HomeBanc	$ 6.4	$ 5.1	$ 5.5
Annual change	*15%*	*-20%*	*8%*
MBA*	$3,027	$2,511	$2,386
Annual change	*9%*	*-17%*	*-5%*

* MBA Source: February 12, 2007 Finance Forecast

HOMEBANC CORP.

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Efficiency

2007 Cost Reductions vs. 2006: $ in millions

Compensation $ 21.0

Strategic Marketing Alliances   4.5

Other Operating Expenses   3.6

Total Reductions $ 29.1

Q4 EARNINGS CALL

Growth

- Investment in Growth
  - Diversify geographic footprint (Nashville, target 2 additional locations) — $1.9 million
  - Establish 3rd party wholesale channel — $0.6
  - Servicing / LPMI expansion — $3.0
- Performance-based compensation — $4.0
- Technology Depreciation — $2.0

Total $11.5 million

22

HOMEBANC CORP.

Q4 EARNINGS CALL

One-Time Costs

Executive	$	(6.0)
Sales		(1.7)
Operations		(0.5)
G & A		(2.5)
Contractual Marketing		(0.9)
Total	$	(11.6)

HOMEBANC CORP.

2007 Expense Forecast

($ in millions)	2006 Expense	Gross Reductions	Growth & Investments	2007 Targeted Exp. Prior to One-time Costs	One-time Costs	2007 Targeted Expense
Origination (TRS)	$ 90.0	$ 21.2	$ (7.8)	$ 76.5	$ (4.4)	$ 80.9
Portfolio (REIT)	12.4	0.5	(0.5)	12.4	(2.1)	14.5
Total Business Line Expense	102.4	21.7	(8.3)	88.9	(6.5)	95.4
Corporate Overhead	36.8	7.4	(3.2)	32.7	(5.1)	37.8
Total Expenses	$ 139.2	$ 29.1	$ (11.5)	$ 121.6	$ (11.6)	$ 133.2

HOMEBANC CORP.

Portfolio Restructuring

- Sale of $1.3 billion MBS portfolio
  - Frees up approximately $70 million of capital
  - Must be "all or none" sale
  - Little P&L impact as portfolio is hedged

- Estimated negative impact of lost interest margin ($5.9 million)

HOMEBANC CORP.

Portfolio Restructuring

($ in millions)

	Estimated Liquidity	Estimated NIM	Estimated P&L Impact
Sale of MBS Portfolio	$ 70.0	$ (5.9)	$ (5.9)
Reinvestment of Available Liquidity	--	2.2	2.2
Estimated Net Impact	$ 70.0	$ (3.7)	$ (3.7)

HOMEBANC CORP.

2006 Actual vs. 2007 Model*

$ in millions

	2006		Net Inc.	2007		Net Inc.
	Revenue	Expense	(Loss)	Revenue	Expense	(Loss)
Origination (TRS)	$ 67.0	$ 89.9	$ (23.0)	$ 101.7	$ 80.9	$ 20.8
Portfolio (REIT)	65.8	12.4	53.4	37.8	14.5	23.3
Direct Contribution	132.8	102.3	30.4	139.5	95.4	44.1
Corporate Overhead	---	36.9	(36.8)	---	37.8	(37.8)
Pre–Tax (loss) income	132.8	139.2	(6.4)	139.5	133.2	6.3
Income taxes			(0.3)			(9.7)
Change in accounting principle			0.3			---
Preferred dividend			(4.5)			(5.0)
Net (loss) attributable to holders of common stock			(10.9)			(8.4)
One–time costs, included above			---			11.6
Net (loss) income before one–time costs			$ (10.9)			$ 3.2

* Applies 2007 objectives to 2006 origination volume and other 2006 information

27

HOMEBANC CORP.

2007 Guidance

- Q1 loan production volume of $1.1 billion to $1.2 billion
- Full year loan production volume of $5.5 billion
- Full year average investment portfolio assets of $4.1 billion to $4.5 billion
- Q1 2007 pre-tax loss attributable to holders of common stock of $0.20 to $0.24 per share, including one-time costs of $0.20 per share
- Full year 2007 net income attributable to holders of common stock before giving effect to one-time costs of $0.06 per share or a net loss of $(0.14) per share after one-time costs

HOMEBANC CORP.

Non–GAAP Reconciliation

Estimated REIT Taxable Income Available to Holders of Common Stock[1]

($ in thousands)	Three Months Ended December 31, 2006	Year Ended December 31, 2006
Loss before income taxes	$ (5,030)	$ (6,413)
Income tax expense	4,442	337
Net (loss) before cumulative effect of change in accounting principle	(9,472)	(6,750)
Preferred stock dividend	(1,250)	(4,486)
Cumulative effect of change in accounting principle	----	270
Net loss attributable to holders of common stock	(10,722)	(10,966)
Taxable loss of REIT subsidiaries	26,244	102,291
Book/tax differences [2]	(9,441)	(30,280)
Income tax expense	4,442	337
Estimated REIT taxable income available to holders of common stock	$ 10,523	$61,382

(1)   We define estimated REIT taxable income available to holders of common stock to be estimated REIT taxable income available to holders of common stock calculated under the Internal Revenue Code of 1986 for purposes of the REIT distribution requirement, less dividends applicable to preferred stock. A REIT is required to distribute at least 90% of REIT taxable income, which, in general, includes all dividends received from taxable REIT subsidiaries (TRSs) (generally, calculated without regard to the dividends paid deduction for distributions paid to REIT shareholders, and earnings retained by TRSs), plus 90% of net after-tax income from foreclosure property. Estimated REIT taxable income available to holders of common stock is a non-GAAP financial measure. Because of the REIT tax requirements on distributions, management believes that estimated REIT taxable income attributable to holders of common stock is an additional meaningful measure to evaluate our operating performance. The most comparable GAAP measure is net income attributable to holders of common stock. Estimated REIT taxable income available to holders of common stock should not be considered as a substitute for any measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies. HomeBanc has historically used estimated REIT taxable income available to holders of common stock as a basis for establishing the amount of dividends payable to holders of its common stock.

(2)   Consists of various transactions and balances that are treated differently for GAAP and income tax purposes, including both permanent and temporary differences. Common differences include intercompany gains or losses on sale of loans from our taxable REIT subsidiary to HomeBanc Corp., which are excluded from income under SFAS No. 65, as amended, but are included in income for income tax purposes; the amortization of these intercompany gains or losses; and the creation of mortgage servicing rights, which give rise to income under SFAS No. 140 but are excluded from income for income tax purposes.

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HOMEBANC CORP.